FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of October, 2003

Commission file number 0-13391

SAMEX MINING CORP.

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(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

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(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated October 22, 2003

NEWS RELEASE - No. 12-03

    October 22, 2003

PRIVATE PLACEMENT

SAMEX has arranged a private placement of 880,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant.  The units will be subject to a four-month hold period.  SAMEX has agreed to pay an 8% finder's fee (payable as 38,000 units) in relation to the placement of 475,000 of the units.   The proceeds of the private placement will be used for exploration/expenditures on the Company’s mineral exploration properties and for general working capital.   The private placement is subject to regulatory acceptance.

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.   The Company’s objective is to be well-positioned to benefit from increases in the value of gold and silver.

“Jeffrey Dahl”,

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      “Larry D. McLean”

           Vice President, Operations

Dated:  October 22, 2003